Exhibit 99.56

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form 40-F of our report dated April 30, 2025, relating to the statements of financial position as at December 31, 2024 and 2023 and the related statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended of Mayfair Gold Corp. which appears as Exhibit 99.3 to the Form 40-F.

We also consent to the reference to us under the heading “Interest of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Registration Statement on Form 40-F.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants

Vancouver, Canada

January 20, 2026

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com